Exhibit 99.113

IMMUNOPRECISE ANTIBODIES LTD.

QUALIFICATION CERTIFICATE

To:	British Columbia Securities Commission

Re:	ImmunoPrecise Antibodies Ltd. Preliminary Short Form Base Shelf Prospectus

In connection with the filing of a preliminary short form base shelf prospectus of ImmunoPrecise Antibodies Ltd. (the Issuer) dated as of the date hereof, and in accordance with section 4.1(a)(ii) of National Instrument 44-101 Short Form Prospectus Distributions (NI 44-101) and Section 2.2 of National Instrument 44-102 Shelf Distributions (NI 44-102), the undersigned executive officer of the Issuer hereby certifies on behalf of the Issuer, and not in any personal capacity, that:

(a) the Issuer is relying on, and has satisfied, the qualification criteria set out in section 2.2 of NI 44-101 in order to file a prospectus in the form of a short form prospectus; and

(b) all of the material incorporated by reference in the preliminary short form base shelf prospectus as at the date hereof has been previously filed, or if not previously filed is being filed with the preliminary short form base shelf prospectus.

DATED November 6, 2020

IMMUNOPRECISE ANTIBODIES LTD.

By:	“Lisa Helbling”
	Name:	Lisa Helbling
	Title:	Chief Financial Officer